Exhibit 99.1

LATAM REPORTS CONTINUED REVENUE IMPROVEMENTS AND EXPECTS TO FINISH THE YEAR OPERATING OVER 65% OF 2019 CAPACITY

Santiago, Chile, November 9, 2021 – LATAM Airlines Group S.A. (IPSA: LTM), announced today its consolidated financial results for the third quarter ending September 30, 2021. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), and are expressed in U.S. dollars. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.22 per USD.

HIGHLIGHTS

●	The third quarter results reflected a significant improvement in the LATAM group operations, with an average of 49.7% of 2019 levels (measured in ASKs), driven by a strong recovery in the affiliates’ domestic operations, and a capacity increase of 75.0% compared with the second quarter of 2021. In September, domestic capacities of the Spanish-speaking affiliates and the Brazilian affiliate reached 80.0% and 82.7% of 2019 levels, respectively. Additionally, towards the end of the quarter and following the quarter close, several international border restrictions, namely related with Chile and Brazil, were lifted, adding positive signals for the international demand recovery. LATAM group expects to continue the ramp up of the groups’ operations in all markets through the end of the year, reaching over 65% of consolidated capacity (measured in ASKs) versus 2019.

●	Total operating revenues in the third quarter of 2021 amounted to US$1.3 billion, 50.7% below 2019 levels, though they continue improving and post a 47.8% increase from the previous quarter of 2021. In summary, passenger revenues were down 60.9% and other revenues decreased 48.6% compared to 2019, while cargo revenues helped to offset the impact with an increase of 43.6% compared to 2019.

●	Passenger revenues amounted to US$914.6 million, 60.9% down compared to the third quarter of 2019 but were more than 7 times greater than the same period in 2020, in line with the operational recovery. Furthermore, this marks a sequential improvement from the second quarter 2021 revenues, reaching a 100.7% increase.

●	As in previous quarters, LATAM’s cargo affiliates’ operations showed a strong performance, with revenues increasing 43.6% compared to the same period in 2019 and amounting to US$361.4 million. Both cargo capacity and traffic (measured in ATKs and RTKs, respectively) still remained below 2019 levels (26.0% and 15.0% lower, respectively), however, the excess demand for capacity has propelled load factors up 8.0 percentage points compared to 2019 to 61.6%, and driven a 68.9% increase in yields compared to 2019.

●	Total operating expenses were US$1.8 billion in the period, a decrease of 25.2% compared to the third quarter of 2019, reflecting the group’s efforts to reduce and variabilize its costs. The group maintains more structural reductions to expense lines like Wages and Benefits (a decrease of 43.5% versus 2019), while the costs linked to operations, such as Aircraft Fuel or Other Rental and Landing Fees remain well below 2019 levels, but have shown an increase in the past few quarters as expected, alongside the recovery of operations. Despite increased maintenance expenses, and a delayed ramp-up of international operations, CASK (cost per ASK) ex-fuel decreased by 18.3% compared to the previous quarter, from US$9.1 cents to US$7.4 cents and LATAM group expects this improving trend to continue as operations continue to recover, reflecting the important cost efficiencies achieved through its restructuring process that will result in over US$900 million in savings annually.

●	Operating loss in the period amounted to US$479.2 million and a net loss attributable to shareholders of US$691.9 million, impacted by the increase in costs associated with aircraft maintenance due to the catch-up as operations ramp up of certain tasks that were deferred during the pandemic, and certain one-off impacts accounted for in other operating expenses. This result compares with a net profit of US$86.3 million in the same period of 2019 and a loss of US$769.6 million during the previous second quarter of 2021.

●	On September 29, 2021, LATAM presented a committed offer from Oaktree Capital Management, L.P. (“OCM”) and Apollo Management Holdings, L.P. (“Apollo”) and certain funds, accounts and entities advised by OCM and Apollo for up to US$750 million for Tranche B of the DIP Financing, representing improved conditions and financial costs compared to Tranches A and C, lowering the overall cost of financing. This was subsequently approved by the US Court on October 18, 2021.

●	The group received an extension of its exclusivity period to present a plan of reorganization until November 26, 2021, and to solicit acceptance of the plan until January 26, 2022, in order to allow sufficient time for the finalization of its ongoing negotiations with different exit financiers and certain stakeholders.

●	During the quarter, LATAM Airlines Group S.A. and Delta Air Lines successfully reached an agreement on the implementation, along with certain mitigation measures for their TransAmerican Join Venture Agreement (JVA) with Chile’s Fiscalia Nacional Económica (“FNE”) and on October 28, 2021 received approval of the agreement from Chile’s Tribunal de la Libre Competencia (“TDLC”). The JVA has therefore already been granted approval by authorities in Chile, Colombia, Brazil and Uruguay, while the review and approval process continues in the United States. The Joint Venture will improve air connectivity and provide passengers and cargo customers a seamless travel experience between North and South America once all regulatory approvals have been obtained.

●	LATAM recently announced the CO2BIO project, a conservation initiative of the Colombia Orinoquia region by the Cataruben Foundation, leveraged by The United States Agency for International Development (USAID), and with the participation of Panthera Colombia. This project, which includes the conservation of forest, wetland and grassland and the development of sustainable productive activities, is the first conservation project for iconic ecosystems that contributes to the goal of carbon neutrality by 2050, a main objective of LATAM’s long-term sustainability strategy Climate Change pillar.

MANAGEMENT COMMENTS THIRD QUARTER 2021

After a challenging second quarter, having operated at an annual low point of 24.9% of 2019 capacity (measured in ASKs) in April, the progressive ease of travel and mobility restrictions, accompanied by the vaccination rollout implemented in the region, have helped us to observe an upward trend in operations along the quarter. Despite the above, the operational recovery still lags well behind 2019 levels, with international traffic recovering slower than initially expected and significant travel restrictions in the region still in place during most of the quarter, namely related to Chile, Brazil and Argentina. Additionally, we have seen relevant challenges during the quarter from a macroeconomic perspective, especially from fuel price, the depreciation of some foreign currencies and inflation pressures. In the third quarter, fuel price has shown a significant increase, which has also prevailed during the beginning of the fourth quarter up to the date of publication. During the third quarter, fuel price (excluding hedges) averaged US$2.22 per gallon, compared to US$2.19 in 2019 (+1.2%) and US$1.41 in 2020 (+57.2%).

As operations recover and the group increases frequencies and resumes flights to a growing number of destinations, LATAM maintains its strong commitment to ensuring that its customers always come first. During the quarter, and for the second consecutive year, LATAM Airlines Group was recognized by SkyTrax in the World Airline Awards as the “Best Airline in South America”, based on the opinion of more than 13.4 million travelers worldwide. It was also recognized by SkyTrax with the “COVID-19 Aeronautical Excellence Award” for its safety and hygiene protocols implemented in the context of the pandemic. Furthermore, LATAM was awarded in the World Travel Awards 2021, also determined by passenger opinion, recognized as South America’s Leading Airline and South America’s Leading Airline Brand, for the sixth and second consecutive year, respectively. The group also continues to stand out year after year for its punctuality, being recognized by the Official Airline Guide (OAG) as the most punctual in the world, based on its On-time performance (OTP) indicator between January and September of 2021. These awards reaffirm the group’s prioritization of its clients, especially during the pandemic when LATAM implemented various changes to its operations in order to adapt to the new scenario and provide its customers a safe and remarkable experience.

Since the beginning of the pandemic, the group has transported more than 160 million COVID-19 vaccines free of charge within Brazil, Chile, Ecuador and Peru as part of its Solidarity Plane program. Through this program, the group continued to make progress in the creation of regional alliances, making its connectivity, infrastructure, expertise, capacity and speed available to the different foundations and organizations free of charge. Alliances include Peru’s Food Bank, Operación Sonrisa, ANIQUEM y ALINEN in Peru; SOLCA - HOPE, INDOT, Red Cross and Operación Sonrisa in Ecuador; and Operación Sonrisa, América Solidaria and the National Health Institute, Fundación Panthera and the Schooner Bight Ethnic Association in Colombia, among others. It is also worth mentioning that the Solidarity Plane program has alliances in Brazil and Chile.

Furthermore, the group recently announced the CO2BIO project, a conservation initiative of the Colombia Orinoquia region by the Cataruben Foundation, leveraged by The United States Agency for International Development (USAID), and with the participation of Panthera Colombia. This project, which includes the conservation of forest, wetland and grassland and the development of sustainable productive activities, is the first conservation project for iconic ecosystems that contributes to the goal of carbon neutrality by 2050, a main objective of LATAM’s long-term sustainability strategy Climate Change pillar.

MANAGEMENT DISCUSSION AND ANALYSIS OF THIRD QUARTER 2021 RESULTS

Total revenues in the third quarter of 2021 amounted to US$1,313.6 million, compared to US$2,665.1 million in third quarter 2019. This decline of 50.7% was explained by a 60.9% decrease in passenger revenues and a drop of 48.6% in other revenues, partially offset by cargo operations, which noted a 43.6% increase in revenues. Passenger and cargo revenues accounted for 69.6% and 27.5% of the quarter’s total operating revenues, respectively. Compared with the second quarter of 2021, total revenues increased by 47.8%, a clear reflection of the recovery in passenger operations during the quarter.

Passenger revenues in the quarter were 60.9% below the same period of 2019, as a result of a 55.4% decrease in traffic (a 91.5% increase versus 2Q21), measured in RPKs, and a 12.4% yield decrease (a 4.8% increase versus 2Q21). Despite some significant travel restrictions in the region during most of the quarter, such as border closures in Chile and Argentina and international travel restrictions for Brazilian passengers, the ease of measures and vaccination process advancements have led to a quarter-over-quarter increase in passenger revenues, reaching a 100.7% increase compared to the second quarter of 2021, with most of the recovery still coming from domestic operations. Load factors reached 75.1%, representing an 8.5 p.p. drop compared with the third quarter of 2019, though an increase of 6.5 p.p. compared to the second quarter of 2021. As a result, revenues per ASK (RASK) dropped 21.4% compared to 2019 and increased 14.7% compared to 2Q21.

Cargo revenues increased by 43.6% in the quarter compared to the same period of 2019, totaling US$361.4 million, driven by another strong performance from the group’s freighters, accompanied by strong yields as the recovery of belly capacity still lags compared to pre-pandemic levels, especially in international operations. Total ATKs were 26.0% below 2019 levels during the quarter, while Freighter ATKs increased 14% compared to the same period of 2019. Overall, the cargo operations reached a 61.6% load factor during the quarter. LATAM continues to take advantage of opportunities in the sector, with ten B-767 passenger aircraft to be converted into cargo freighters between 2021 and 2023. The conversion of its second freighter began in October and the delivery of the first converted freighter is expected during the fourth quarter of 2021.

Other revenues amounted to US$37.6 million in the third quarter of 2021, a decrease of 48.6% compared to the same period of 2019. This decrease is mainly a result of the expected ceasing of some of the funds received from Delta as part of the agreement signed back in 2019, in addition to the reduction in aircraft rental revenue (during the third quarter of 2019 LATAM had ten aircraft subleased to third parties, including widebody aircraft, versus only one in the third quarter of 2021).

Total operating expenses during the third quarter amounted to US$1,792.8 million, a reduction of 25.2% compared to the same period of 2019, reflecting the group’s operations that still remain below pre-pandemic figures and the efforts to reduce and variabilize the group’s costs. Changes in operating expenses during the quarter were mainly explained by:

●	Wages and benefits decreased 43.5% compared to 2019, explained by a 31.0% decline in the average headcount during the quarter as compared with the third quarter of 2019 and a depreciation of the local currencies in the region, especially in Peru, Chile and Brazil, compared to 2019. Additionally, during 2021, the affiliates in Brazil, Ecuador and Peru have outsourced important parts of their airport operations in order to further improve efficiency, helping to further decrease costs.

●	Fuel costs declined 45.2% compared to 2019, resulting from a 44.6% decrease in total fuel consumption due to reduced operations. Fuel price (excluding hedges), however, has shown a significant upward trend during the quarter, reaching a 1.2% and a 57.2% increase compared with the same period of 2019 and 2020, respectively. In the third quarter of 2021, LATAM recognized a US$5.8 million gain related to hedging contracts, which compares to a US$8.8 million loss in the third quarter 2019.

●	Commissions to agents decreased 63.2% compared with the third quarter of 2019, aligned with the significant decrease of 60.9% in passenger revenues as compared to 2019.

●	Depreciation and amortization fell by 22.6% compared with 2019. The group continues to see a declining trend in its depreciation costs as compared to 2019 following the reduction in fleet size, with LATAM’s fleet having been reduced from a total of 335 aircraft at the end of the third quarter of 2019 to 302 aircraft as of September 30, 2021. Nevertheless, and as operations ramp up, these effects are also being offset by increasing catch-up maintenance tasks associated with the return of aircraft into service and engine/components repairs.

●	Other rental and landing fees decreased by 37.5% compared to 2019, as a result of reduced operations.

●	Passenger service expenses decreased by 72.6% versus 2019, explained by a 39.6% reduction in the number of passengers carried during the quarter, which totaled 11.6 million.

●	Aircraft rentals expenses amounted to US$43.5 million. This represents a US$28.4 million increase compared to 2Q21 as fleet variable payment agreements continued to be approved by the Court both during the current quarter and the end of 2Q21.[1]

●	Maintenance expenses increased by 97.3% compared with 2019, reaching US$206.3 million. As illustrated in LATAM’s five-year business plan, the group expects an increase in maintenance expenses during the rest of the year and part of 2022 as operations ramp up, necessary to catch up on task deferrals and including costs associated with the return of aircraft into service after extended downtime, as well as components and engine repairs. In addition, during the quarter, certain one-off costs related with engine repairs were incurred in order to comply with an Airworthiness Directive.

●	Other operating expenses increased by US$55.2 million compared to 2019, mainly due to several one-off impacts during the quarter, principally related to tax and labor compensations provisions.

Non-operating results

●	Interest income amounted to US$3.0 million in the quarter, which represented a 25.7% decrease from 2019. Despite higher cash levels this quarter than in the same period in 2019, this reduction arises from Chapter 11 limitations on the company’s cash investment, requiring a substantial part of the company’s cash balance to be allocated in authorized banks, currently yielding lower investment rates. These restrictions started to take effect in the third quarter of 2020.

●	Interest expense increased 41.4% compared to 2019, to US$206.1 million in the third quarter of 2021, from US$145.8 million in the same period of 2019. As of September 30, the company’s first two draws of the DIP financing, made in October of 2020 and in June of 2021, increased the outstanding debt by US$1.65 billion, and led to an increase of accrued interest of approximately US$186.0 million.

●	Under Other income (expense), the Company noted US$102.8 million in expenses during the quarter, compared with US$72.3 million in expenses in 2019, as a result of expenses associated with LATAM’s ongoing reorganization proceedings for a total of US$177 million, partially offset by a foreign exchange gain of US$76 million in the period.

Net loss in the third quarter amounted to US$691.9 million, largely impacted by the aforementioned aircraft maintenance costs and one-off impacts registered in other operating expenses. This result compares with a profit of US$86.3 million in the same period of 2019 and a loss of US$769.6 million during the second quarter of 2021.

1	The Aircraft Rentals expense line was included in the previous quarter to account for the expenses associated with the group’s variable payments related to aircraft with operational leases whose long-term agreements have been signed and approved by the US Court. Since variable payments are inherently uncertain, they cannot be capitalized, and are accounted for in Aircraft Rentals. However, as per IFRS 16, the fixed amount of the operating lease is still capitalized and continues to be depreciated on a linear basis over the term of the lease, even if it starts in the future (and accounted for in depreciation and amortization). Therefore, as a result of IFRS 16 adoption, there is a partial double expense in the P&L associated with the operating leases (appearing in both cost lines of aircraft rentals and depreciation & amortization) because part of these costs corresponds to future cash outflows.

LIQUIDITY AND FINANCING

By the end of the quarter, the value of LATAM’s financial debt amounted to US$7.5 billion, a US$359.4 million decrease compared to the previous quarter.

At the end of the third quarter 2021, LATAM reported US$930.2 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. On October 18, 2021 (following the quarter close), Tranche B of the DIP was approved by the US Court for a total of US$750 million, and thus, as of the date of publication LATAM had access to US$1.55 billion of committed liquidity in the DIP financing, US$800 million remaining from Tranches A and C, in addition to US$750 million from Tranche B.

Regarding hedging, the main objective of LATAM’s hedge policy is to protect medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months as of September 30, 2021 are shown in the table below:

	4Q21	1Q22	2Q22	3Q22
Hedge positions
Estimated Fuel consumption hedged	22%	25%	25%	0%

CHAPTER 11 MILESTONES

On May 26, 2020 and in light of the effects of COVID-19 on the worldwide aviation industry, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States (collectively, the Debtors) filed for voluntary protection under the U.S. Chapter 11 financial reorganization statute. This reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to adapt its business to the new reality.

Numerous hearings have been held before the Honorable Judge Garrity at the United States Bankruptcy Court for the Southern District of New York (the US Court), wherein the debtors have requested authority to, among other things, continue to make ordinary course payments, continue to pay employee payroll and to reject prepetition contracts (including aircraft leasing contracts), which have to date all been approved by the US Court subject to certain limitations.

On July 9, 2020, LATAM Airlines Brazil, sought relief under the same voluntary reorganization Chapter 11 process as LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States, and thereby became a Debtor, in order to restructure its debt and effectively manage its aircraft fleet, while enabling operational continuity.

A debtor in possession financing of US$2.45 billion was approved on September 19, 2020, and a first draw was made on October 8, 2020, for US$1.15 billion, which consisted of half of the available funds on that date. On November 6, 2020, the Toesca Deuda Privada DIP LATAM Fund, which includes certain minority shareholders, committed to provide the remaining US$150 million of the US$2.45 billion facility. A second draw was made on June 23, 2021, for a total of US$500 million. As of September 30, 2021, US$800 million remained undrawn under the DIP facility, from Tranche A and Tranche C. Subsequently, on October 18, 2021, the US Court approved a Tranche B proposal for US$750 million from Oaktree Capital Management, L.P. (“OCM”) and Apollo Management Holdings, L.P. (“Apollo”) and certain funds, accounts and entities advised by OCM and Apollo. As of the results publication date, LATAM has access to US$1.55 billion of undrawn DIP financing.

As of September 24, 2021, a total of approximately 6,400 claims have been filed in the Chapter 11 cases against the Debtors, with the Debtors having objected to or having resolved through claims withdrawals, stipulations and court orders, approximately 2,859 claims with a total value of approximately US$28.3 billion. As the Debtors continue to reconcile claims against their books and records, they will object to and contest such claims that they determine are not valid or asserted in the proper amount and will resolve other claims disputes in and outside of the US Court. There can be no assurances that any such claims will be resolved in the Debtors’ favor. According to the initial claims estimate draft published on September 9, 2021, the initial estimate of reconciled claims amounts to approximately US$ 8.1 billion in the low scenario and US$ 9.9 billion in the high scenario.

LATAM has advanced in its Chapter 11 proceedings and is currently in the process of negotiating its exit financing and reorganization plan with various interested parties. On September 9, 2021, the Debtors made public several blow-out materials, including its exit capital raise Process Letter, an illustrative Plan Term Sheet, Initial Claims Estimate and a summarized version of their five-year business plan, a key input for the Plan of Reorganization, containing operational and financial figures through 2026. The group announced that it received several exit financing offers from its main creditors and majority shareholders, each in excess of US$5 billion. In each exit proposal, the proponents contemplate that if such proposal is approved and implemented, it would result in the substantial dilution of LATAM’s currently existing shares.

On October 1, 2021, and upon the agreement of publicly disclosing certain information under the occurrence of certain events, LATAM made public the exit financing proposal presented by the Ad Hoc Group of creditors, advised by Moelis and White and Case, in addition to LATAM’s commercial concerns with the exit plan proposal. The Debtors continue to actively engage with key stakeholders and other investors in furtherance of LATAM’s efforts to present a consensual Plan of Reorganization that complies with all applicable laws.

Largely as a result of the ongoing negotiation process, the Debtors requested and received approval for an extension of the exclusivity period for LATAM to file its Plan of Reorganization. The exclusivity period set by the US Court for LATAM to file its Reorganization Plan was extended through November 26, 2021 and the solicitation period of the Reorganization Plan was extended to January 26, 2022.

With regard to fleet, the Debtors have largely concluded negotiations and filed with the Court several agreements, allowing LATAM to reach approximately 95% of the group’s fleet needs - including certain EXIM and Export Credit Agency-backed (ECAs) aircraft. Other fleet negotiations, including the sale of certain B767 and engine maintenance contracts, were also concluded and filed for approval by the US Court. Though no complete estimates can be given at this time, the negotiations have had largely favorable outcomes including extended variable payment periods, lower rent payments and extensions of payment periods. The group’s fleet totals 302 aircraft as of September 30, 2021, a result of 42 aircraft rejections since initiating Chapter 11 proceedings, 15 aircraft incorporations, and excluding the 11 B767s that were reclassified as available for sale (nine of which are approved by the US Court for sale to Jetran).

The Debtors have filed with the US Court certain schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further possible amendment or modification by the Debtors.

Although these materials provide the information required under the US Bankruptcy Code and by the US Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by the Debtors in accordance with IFRS (International Financial Reporting Standards). Certain information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the substance and format of the Statements and Schedules may not allow meaningful comparison with the Debtors’ regularly publicly disclosed consolidated financial statements. Moreover, the Statements and Schedules required and filed with the US Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

LATAM FLEET PLAN

Given the filing for voluntary reorganization and restructuring of its debt under Chapter 11 protection in the United States, LATAM is currently evaluating the adequate fleet needs for the following years. Agreements regarding its fleet commitments, have been reached with Boeing for two 787 Dreamliner aircraft and Airbus for a total of 70 A320-Neo family aircraft, which are 20% more fuel efficient, reaffirming LATAM’s commitment to a modern fleet and its long-term sustainability strategy. The delivery dates are expected through 2028, though could be modified as a result of the ongoing discussions held with aircraft manufacturers in the context of the current situation.

2021-2028

Additions
Airbus 320-Neo family	70
Boeing 787-9	2
TOTAL ADDITIONS	72

CONFERENCE CALL

Given the filing for voluntary reorganization and restructuring of its debt under Chapter 11 protection in the United States, the Company will not be hosting a conference call after the results publication.

LATAM filed its quarterly financial statements for the three-month period ended September 30, 2021, with the Comisión para el Mercado Financiero of Chile on November 9, 2021. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM is the leading group of airlines in Latin America, with a presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, and international operations both within Latin America and to/from Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787 and Airbus 319, 320, 320neo, 321 aircraft, the most modern models of their kind.

LATAM is the only airline group in the Americas and one of only three in the world to join the Dow Jones Sustainability World Index, where it stands out for its sustainable practices, based on economic, social and environmental criteria.

LATAM Airlines Group’s shares are traded on the Santiago Stock Exchange in Chile. Due to the Chapter 11 filing, the ADR program is no longer listed on the NYSE. Since then, LATAM’s ADRs are traded in the over-the-counter (OTC) markets of the United States.

For press inquiries write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the Third Quarter 2021 (in thousands of US Dollars)

	For the three month period ended September 30
	2021	2020	% Change	2019	% Change

REVENUE
Passenger	914,582	121,044	655.6%	2,340,297	-60.9%
Cargo	361,437	283,956	27.3%	251,691	43.6%
Other	37,602	107,932	-65.2%	73,112	-48.6%
TOTAL OPERATING REVENUE	1,313,621	512,932	156.1%	2,665,100	-50.7%

EXPENSES
Wages and Benefits	-252,445	-196,137	28.7%	-446,772	-43.5%
Aircraft Fuel	-392,745	-109,674	258.1%	-717,320	-45.2%
Commissions to Agents	-21,986	-10,137	116.9%	-59,800	-63.2%
Depreciation and Amortization	-290,855	-300,090	-3.1%	-375,841	-22.6%
Other Rental and Landing Fees	-193,898	-128,215	51.2%	-310,419	-37.5%
Passenger Services	-17,184	-12,565	36.8%	-62,734	-72.6%
Aircraft Rentals	-43,465	-	n.m.	-	n.m.
Aircraft Maintenance	-206,319	-68,297	202.1%	-104,551	97.3%
Other Operating Expenses	-373,950	-252,477	48.1%	-318,774	17.3%
TOTAL OPERATING EXPENSES	-1,792,847	-1,077,592	66.4%	-2,396,211	-25.2%

OPERATING INCOME/(LOSS)	-479,226	-564,660	-15.1%	268,889	n.m.
Operating Margin	-36.5%	-110.1%	73.6 pp	10.1%	-46.6 pp

Interest Income	3,019	29,097	-89.6%	4,063	-25.7%
Interest Expense	-206,130	-114,506	80.0%	-145,813	41.4%
Other Income (Expense)	-102,807	-64,833	58.6%	-72,319	42.2%

INCOME/(LOSS) BEFORE TAXES AND MINORITY INTEREST	-785,144	-714,902	9.8%	54,820	-1532.2%
Income Taxes	90,994	141,017	-35.5%	32,202	182.6%

INCOME/(LOSS) BEFORE MINORITY INTEREST	-694,150	-573,885	21.0%	87,022	-897.7%

Attributable to:
Shareholders	-691,873	-573,123	20.7%	86,265	-902.0%
Minority Interest	-2,277	-762	198.8%	757	-400.8%

NET INCOME/(LOSS)	-691,873	-573,123	20.7%	86,265	-902.0%
Net Margin	-52.7%	-111.7%	59.1 pp	3.2%	-55.9 pp

Effective Tax Rate	-11.6%	-19.7%	8.1 pp	58.7%	-70.3 pp

EBITDA	-188,371	-264,570	-28.8%	644,730	-129.2%
EBITDA Margin	-14.3%	-51.6%	37.2 pp.	24.2%	-38.5 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the nine-month period ended September (in thousands of US Dollars)

	For the nine month period ended September 30
	2021	2020	% Change	2019	% Change

REVENUE
Passenger	1,867,252	2,257,693	-17.3%	6,527,954	-71.4%
Cargo	1,076,820	855,072	25.9%	784,448	37.3%
Other	171,417	324,376	-47.2%	247,923	-30.9%
TOTAL OPERATING REVENUE	3,115,489	3,437,141	-9.4%	7,560,325	-58.8%

EXPENSES
Wages and Benefits	-718,895	-776,304	-7.4%	-1,355,024	-46.9%
Aircraft Fuel	-925,822	-839,170	10.3%	-2,185,227	-57.6%
Commissions to Agents	-52,203	-72,132	-27.6%	-166,573	-68.7%
Depreciation and Amortization	-852,865	-990,043	-13.9%	-1,079,214	-21.0%
Other Rental and Landing Fees	-527,644	-526,933	0.1%	-936,644	-43.7%
Passenger Services	-48,503	-81,096	-40.2%	-191,309	-74.6%
Aircraft Rentals	-58,510	-	n.m.	-	n.m.
Aircraft Maintenance	-412,004	-302,115	36.4%	-316,562	30.1%
Other Operating Expenses	-711,750	-1,012,876	-29.7%	-938,567	-24.2%
TOTAL OPERATING EXPENSES	-4,308,196	-4,600,669	-6.4%	-7,169,120	-39.9%

OPERATING INCOME/(LOSS)	-1,192,707	-1,163,528	2.5%	391,205	n.m.
Operating Margin	-38.3%	-33.9%	-4.4 pp	5.2%	-43.5 pp

Interest Income	14,851	42,138	-64.8%	16,263	-8.7%
Interest Expense	-588,657	-370,655	58.8%	-426,058	38.2%
Other Income (Expense)	-796,897	-2,394,972	-66.7%	-37,342	2034.1%

INCOME/(LOSS) BEFORE TAXES AND MINORITY INTEREST	-2,563,410	-3,887,017	-34.1%	-55,932	4483.1%
Income Taxes	663,312	295,784	124.3%	22,928	2793.0%

INCOME/(LOSS) BEFORE MINORITY INTEREST	-1,900,098	-3,591,233	-47.1%	-33,004	5657.2%

Attributable to:
Shareholders	-1,892,377	-3,583,410	-47.2%	-36,626	5066.8%
Minority Interest	-7,721	-7,823	-1.3%	3,622	-313.2%

NET INCOME/(LOSS)	-1,892,377	-3,583,410	-47.2%	-36,626	5066.8%
Net Margin	-60.7%	-104.3%	43.5 pp	-0.5%	-60.3 pp

Effective Tax Rate	-25.9%	-7.6%	-18.3 pp	-41.0%	15.1 pp

EBITDA	-339,842	-173,485	95.9%	1,470,419	-123.1%
EBITDA Margin	-10.9%	-5.0%	-5.9 pp.	19.4%	-30.4 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended September 30					For the nine month period ended September 30
	2021	2020	% Change	2019	% Change	2021	2020	% Change	2019	% Change

System
Costs per ASK (US Cent)	9.5	20.0	-52.3%	6.3	50.6%	10.0	10.7	-6.7%	6.5	53.9%
Costs per ASK ex fuel (US Cents)	7.4	17.9	-58.5%	4.4	67.8%	7.8	8.7	-10.4%	4.5	73.8%
Fuel Gallons Consumed (millions)	178.8	78.0	129.2%	322.9	-44.6%	451.0	430.8	4.7%	945.4	-52.3%
Fuel Gallons Consumed per 1,000 ASKs	9.5	14.5	-34.3%	8.5	11.4%	10.4	10.0	4.3%	8.5	22.1%
Fuel Price (with hedge) (US$ per gallon)	2.20	1.41	55.8%	2.22	-1.1%	2.05	1.96	4.7%	2.31	-11.1%
Fuel Price (without hedge) (US$ per gallon)	2.22	1.41	57.2%	2.19	1.2%	2.07	1.92	7.6%	2.29	-9.8%
Average Trip Length (km)	1,220.7	1,375.1	-11.2%	1,650.7	-26.0%	1,202.2	1,601.9	-25.0%	1,708.7	-29.6%
Total Number of Employees (average)	28,315	30,356	-6.7%	41,048	-31.0%	28,429	37,506	-24.2%	40,893	-30.5%
Total Number of Employees (end of the period)	28,701	29,174	-1.6%	41,193	-30.3%	28,701	29,174	-1.6%	41,193	-30.3%

Passenger
ASKs (millions)	18,823	5,395	248.9%	37,882	-50.3%	43,235	43,080	0.4%	110,707	-60.9%
RPKs (millions)	14,142	3,577	295.4%	31,683	-55.4%	30,472	33,471	-9.0%	92,686	-67.1%
Passengers Transported (thousands)	11,585	2,601	345.3%	19,194	-39.6%	25,347	20,895	21.3%	54,243	-53.3%
Load Factor (based on ASKs) %	75.1%	66.3%	8.8 pp	83.6%	-8.5 pp	70.5%	77.7%	-7.2 pp	83.7%	-13.2 pp
Yield based on RPKs (US Cents)	6.5	3.4	91.1%	7.4	-12.4%	6.1	6.7	-9.2%	7.0	-13.0%
Revenues per ASK (US cents)	4.9	2.2	116.5%	6.2	-21.4%	4.3	5.2	-17.6%	5.9	-26.8%

Cargo
ATKs (millions)	1,178	958	23.0%	1,592	-26.0%	3,394	3,463	-2.0%	4,717	-28.1%
RTKs (millions)	725	697	4.1%	853	-15.0%	2,202	2,246	-1.9%	2,601	-15.3%
Tons Transported (thousands)	194	178	9.0%	225	-13.5%	585	572	2.3%	660	-11.3%
Load Factor (based on ATKs) %	61.6%	72.8%	-11.2 pp	53.6%	8.0 pp	64.9%	64.8%	0.1 pp	55.2%	9.7 pp
Yield based on RTKs (US Cents)	49.8	40.7	22.3%	29.5	68.9%	48.9	38.1	28.4%	30.2	62.1%
Revenues per ATK (US Cents)	30.7	29.6	3.5%	15.8	94.0%	31.7	24.7	28.5%	16.6	90.8%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30	As of December 31	As of December 31
	2021	2020	2019
Assets:
Cash, and cash equivalents	930,181	1,695,841	1,072,579
Other financial assets	88,181	50,250	499,504
Other non-financial assets	101,299	155,892	313,449
Trade and other accounts receivable	721,638	599,381	1,244,348
Accounts receivable from related entities	1,330	158	19,645
Inventories	274,458	323,574	354,232
Tax assets	40,601	42,320	29,321
Current assets other than assets and disposal groups held for sale	2,157,688	2,867,416	3,533,078
Non-current assets and disposal groups held for sale	222,780	276,122	485,150
Total current assets	2,380,468	3,143,538	4,018,228

Other financial assets	14,845	33,140	46,907
Other non-financial assets	129,177	126,782	204,928
Accounts receivable	12,594	4,986	4,725
Intangible assets other than goodwill	1,019,975	1,046,559	1,448,241
Goodwill	-	-	2,209,576
Property, plant and equipment	9,618,914	10,730,269	12,919,618
Deferred tax assets	1,262,244	564,816	235,583
Total non- current assets	12,057,749	12,506,552	17,069,578

Total assets	14,438,217	15,650,090	21,087,806

Liabilities and shareholders’ equity:

Other financial liabilities	4,414,438	3,055,730	1,885,660
Trade and other accounts payables	3,198,390	2,322,125	2,222,874
Accounts payable to related entities	620,333	812	56
Other provisions	24,503	23,774	5,206
Tax liabilities	5,924	656	11,925
Other non-financial liabilities	2,303,784	2,088,791	2,835,221
Total current liabilities	10,567,372	7,491,888	6,960,942

Other financial liabilities	5,835,391	7,803,801	8,530,418
Accounts payable	672,029	651,600	619,110
Accounts payable to related entities	-	396,423	-
Other provisions	714,772	588,359	286,403
Deferred tax liabilities	356,982	384,280	616,803
Employee benefits	55,399	74,116	93,570
Other non-financial liabilities	561,661	702,008	851,383
Total non-current liabilities	8,196,234	10,600,587	10,997,687

Total liabilities	18,763,606	18,092,475	17,958,629

Share capital	3,146,265	3,146,265	3,146,265
Retained earnings	(6,085,992)	(4,193,615)	352,272
Treasury Shares	(178)	(178)	(178)
Other reserves	(1,371,612)	(1,388,185)	(367,577)
Equity attributable to the parent company’s equity holders	(4,311,517)	(2,435,713)	3,130,782
Minority interest	(13,872)	(6,673)	(1,605)

Total net equity	(4,325,389)	(2,442,386)	3,129,177

Total liabilities and equity	14,438,217	15,650,089	21,087,806

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of September 30, 2021	As of September 30, 2020	As of September 30, 2019
Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	3,298,821	3,760,409	8,230,559
Other cash receipts from operating activities	41,962	41,646	64,919

Payments for operating activities
Payments to suppliers for goods and services	(2,828,225)	(3,054,762)	(5,096,491)
Payments to and on behalf of employees	(695,008)	(985,281)	(1,424,201)
Other payments for operating activities	(81,266)	(56,367)	(210,046)
Income Taxes refunded (paid)	(46,404)	(55,206)	(32,566)
Other cash inflows (outflows)	(49,657)	22,282	117,423
Net cash flows from operating activities	(359,777)	(327,279)	1,649,597
Cash flow used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities	21	1,375,338	3,066,595
Other payments to acquire equity or debt instruments of other entities	(205)	(1,084,704)	(3,211,312)
Amounts raised from sale of property, plant and equipment	42,000	75,566	47,896
Purchases of property, plant and equipment	(356,050)	(264,354)	(588,170)
Purchases of intangible assets	(64,797)	(48,308)	(62,842)
Cash advances and loans granted to third parties	-	-	(47,936)
Interest Received	7,807	34,344	14,043
Other cash inflows (outflows)	18,475	(2,192)	(1,921)
Net cash flows used in investing activities	(352,749)	85,690	(783,647)
Cash flow from (used in) financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	-	(3,225)	(294,110)
Amounts raised from long-term loans	-	689,809	1,349,970
Amounts raised from short-term loans	370,465	560,296	64,000
Loans from related entities	130,102	-	-
Loans repayment	(345,983)	(786,354)	(1,137,847)
Payments of lease liabilities	(97,438)	(113,741)	(292,082)
Dividends paid	-	(571)	(55,116)
Interest paid	(85,901)	(175,585)	(397,206)
Other cash inflows (outflows)	(6,481)	(107,788)	(58,341)

Net cash flows from (used in) financing activities	(35,236)	62,841	(820,732)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(747,762)	(178,748)	45,218
Effects of variations in the exchange rate on cash and equivalents	(17,898)	(40,363)	(179,418)
Net increase (decrease) in cash and cash equivalents	(765,660)	(219,111)	(134,200)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,695,841	1,072,579	1,081,642
CASH AND CASH EQUIVALENTS AT END OF PERIOD	930,181	853,468	947,442

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30	As of December 31	As of December 31
	2021	2020	2019

Total Assets	14,438,217	15,650,090	21,087,806
Total Liabilities	18,763,606	18,092,475	17,958,629
Total Equity*	-4,325,389	-2,442,386	3,129,177
Total Liabilities and Shareholders equity	14,438,217	15,650,089	21,087,806

Debt
Current and long term portion of loans from financial institutions	6,165,508	6,118,353	5,462,684
Current and long term portion of obligations under capital leases	1,358,033	1,614,501	1,730,843
Total Financial Debt	7,523,541	7,732,854	7,193,527
Lease liabilities	2,720,617	3,121,002	3,172,157
Total Gross Debt	10,244,158	10,853,856	10,365,684
Cash and cash equivalents	-930,540	-1,695,859	-1,459,248
Total Net Debt	9,313,618	9,157,997	8,906,436

(*)	Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of September 30	As of December 31	As of December 31
	2021	2020	2019

Cash and Equivalents as % of LTM revenues	23.2%	39.0%	14.0%

Gross Debt (US$ thousands)	10,244,158	10,853,856	10,365,684
Gross Debt / EBITDA (LTM)	nm	nm	4.7

Net Debt (US$ thousands)	9,313,618	9,157,997	8,906,436
Net Debt / EBITDA (LTM)	nm	nm	4.0

LATAM Airlines Group S.A.

Consolidated Fleet

	As of September 30, 2021
	Operating leases on balance under IFRS16	Aircraft on Property, Plant & Equipment	Total
Passenger Aircraft
Airbus A319-100	7	37	44
Airbus A320-200	38	94	132
Airbus A320- Neo	6	6	12
Airbus A321-200	31	18	49
Boeing 767-300 ER	-	17	17
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	14	2	16
TOTAL	106	184	290

Cargo Aircraft
Boeing 767-300F	1	10	11
TOTAL	1	10	11

TOTAL OPERATING FLEET	107	194	301

Subleases
Boeing 767-300F	-	1	1
TOTAL SUBLEASES	-	1	1

TOTAL FLEET	107	195	302